Filed by ICO, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ICO, Inc. Commission File No.: 001-08327

ICO, INC. SETS RECORD DATE FOR STOCKHOLDERS
ENTITLED TO VOTE ON A. SCHULMAN MERGER

Houston, Texas – March 16, 2010 – ICO, Inc. (Nasdaq: ICOC), global producer of custom polymer powders and plastic film concentrates, today announced that it has set March 17, 2010 as the record date for the determination of stockholders entitled to vote at its upcoming special meeting of stockholders.  At the special meeting, ICO’s stockholders will be asked to adopt the merger agreement entered into by ICO and A. Schulman, Inc. (“Schulman”) which provides for a merger in which ICO will become a wholly-owned subsidiary of Schulman.  The meeting date for the special meeting is tentatively scheduled for April 28, 2010, pending completion of the Securities and Exchange Commission’s review of Schulman’s registration statement.

Additional Information:

In connection with the proposed transaction, A. Schulman has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-164085) containing a preliminary proxy statement/prospectus regarding the proposed merger.  STOCKHOLDERS OF ICO ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final proxy statement/prospectus will be mailed to stockholders of ICO.   Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from A. Schulman, Inc. at its website, www.aschulman.com, or from ICO, Inc. at its website, www.icopolymers.com, or 1811 Bering Drive, Suite 200, Houston, Texas, 77057, attention: Corporate Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

A. Schulman and ICO and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information concerning the proposed directors and executive officers of the combined company, A. Schulman's and ICO's respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

About ICO, Inc.

With 20 locations in 9 countries, ICO produces custom polymer powders for rotational molding and other polymer related businesses, such as the textile, metal coating and masterbatch markets. ICO remains an industry leader in size reduction, compounding and other tolling services for plastic and non-plastic materials. ICO's Bayshore Industrial subsidiary produces specialty compounds, concentrates and additives primarily for the plastic film industry.  Additional information about ICO, Inc. can be found on the Company’s website at www.icopolymers.com.   Contact:  CFO – Bradley T. Leuschner at 713-351-4100.

Certain matters discussed in this press release are “forward-looking statements,” involving certain risks, uncertainties, and assumptions, intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.  The Company’s statements regarding trends in the marketplace, potential future results, and any proposed transaction and its timing and effects are examples of such forward-looking statements.  The following is a non-exclusive list of risks and uncertainties, and circumstances that present risks, that could cause the forward-looking statements to become untrue or otherwise affect the outcome thereof: the timely completion of the Securities and Exchange Commission’s review of Schulman’s registration statement, restrictions imposed by the Company’s outstanding indebtedness; changes in the cost and availability of resins (polymers) and other raw materials; changes in demand for the Company's services and products; business cycles and other industry conditions; general economic conditions; international risks; operational risks; currency translation risks; the Company’s lack of asset diversification; the Company’s ability to manage global inventory, develop technology and proprietary know-how, and attract and retain key personnel; failure of closing conditions in any transaction to be satisfied; integration of acquired businesses; as well as other factors detailed in the Company's form 10-K for the fiscal year ended September 30, 2009 and its other filings with the Securities and Exchange Commission.

Should one or more of such risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.  Any forward-looking statements are made only as of the date of this press release, and the Company undertakes no obligation to publicly update any such forward-looking statements to reflect subsequent events or circumstances.